U.S. SECURITIES & EXCHANGE COMMISSION
Washington, D.C.
FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period of May 30, 2002 - September 12, 2002

ARGOSY MINERALS INC
(Name of Registrant)

885 Dunsmuir Street, Suite 582
Vancouver, British Columbia, Canada, V6C 1N5
(Address of principal executive offices)

1. Australian Stock Exchange Appendix 3Y for each board member dated June 25, 2002.
2. Australian Stock Exchange Appendix 5B for the quarter ended June 30, 2002.
3. BC Securities Commission Form 51-901 dated August 30, 2002 -- Quarterly Report for the six month period ended June 30, 2002.
4. News Release No. 05-02 dated August 1, 2002.
5. News Release No. 06-02 dated August 1, 2002.
6. Form 27 Material Change report dated August 2, 2002, relating to News Release 06-02.
7. News Release No. 07-02 dated August 5, 2002.
8. Form 27 Material Change report dated August 6, 2002.
9. Australian Stock Exchange Appendix 3Y for David Henstridge dated August 15, 2002.
10. News Release No. 08-02 dated September 9, 2002.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No ✓

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Argosy Minerals Inc SEC File No. 0-29500
(Registrant)

Date September 12, 2002 By "C.R. Bond"
Cecil R. Bond,
Corporate Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Argosy Minerals Inc
ABN	073 391 189

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter H. Lloyd
Date of last notice	January 8, 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	June 20, 2002
No. of securities held prior to change	270,000 common shares (direct) 400,000 options (direct) 5,029,996 common shares (indirect)
Class	options
Number acquired	1,000,000
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Exercise price $0.35
No. of securities held after change	1,400,000 options 5,299,996 common shares

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Granting of options approved at AGM

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

ARGOSY
MINERALS INC
ARBN 073 391 189

July 26, 2002

The Appendix 5B Report for this quarter is an integral part of this summary and is attached.

Quarter Ending June 30, 2002 - Summary of Expenditures

Argosy has continued to work with its partners in progressing the New Caledonian Nakety - Bogota nickel project, through the Study Definition Phase of the Final Feasibility Study. Argosy is awaiting delivery of the final appendices to the Study Definition Phase Report, which it will review promptly in order to advance the project to the next stage.

Senior staff traveled to Burundi to meet with government officials and to inspect historical drill core following the lifting of force majeure on the Musongati Nickel Project. Argosy continues to monitor the security situation closely as plans are made to increase the activity level on the Musongati project.

Argosy has entered into discussions with a third party regarding a re-structuring of the Kremnica Gold Project. No major expenditures are planned at Kremnica until these discussions are advanced or terminated.

As part of seeking new opportunities in the resources field, Argosy continues to evaluate suitable projects with a view to making significant investment in a new project. Large scale, high grade deposits of precious and base metals are being targeted internationally and several opportunities have already been evaluated but rejected for a variety of reasons.

In total, $ 95,305 was spent on exploration and new project assessment and evaluation activities in the three-month quarter ending June 30, 2002, comprised of the following:

$ 27,761	project management/geological/ accounting/legal consulting
$ 15,907	site office salaries and administration costs
$ 51,637	new project assessment /evaluation

CANADA Suite 582 - 885 Dunsmuir Street • Vancouver, B.C., Canada V6C 1N5 • Tel 0011 (604) 689-5529 • Fax 0011 (604) 689-5079
AUSTRALIA Suite 3, Parkview, 23 Richardson Street • S. Perth, W.A., Australia 6151 • Tel 011 618-9474-4178 • Fax 011 618 9474 4236

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97

Name of entity

Argosy Minerals Inc

ACN or ARBN	Quarter ended ("current quarter")
ARBN 073 391 189	30 June 2002

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $C	Year to date (6 months) $C
1.1	Receipts from product sales and related debtors		-	-
1.2	Payments for	(a) exploration and evaluation	(95,305)	(210,737)
		(b) development	-	-
		(c) production	-	-
		(d) administration	(614,746)	(1,280,161)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		116,800	191,585
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid (capital taxes paid)		(832)	(832)
1.7	Other (provide details if material)		-	-
	Net Operating Cash Flows		**(594,083)**	**(1,300,145)**
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a) prospects	-	-
		(b) equity investments	-	-
		(c) other fixed assets	(3,258)	(44,138)
1.9	Proceeds from sale of:	(a) prospects	-	-
		(b) equity investments	-	-
		(c) other fixed assets	-	-
1.10	Loans to other entities		-	-
1.11	Loans repaid by other entities		-	-

See chapter 19 for defined terms.

1.12	Other (provide details if material)	-	-
	Net investing cash flows	-	-
1.13	Total operating and investing cash flows (carried forward)	(3,258)	(44,138)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	-	-
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
	Dividends paid	-	-
1.19	Other (provide details if material)	-	-
	Net financing cash flows	-	-
	Net increase (decrease) in cash held	**(597,341)**	**(1,344,283)**
1.20	Cash at beginning of quarter/year to date	$10,990,091	$11,253,233
1.21	Exchange rate adjustments to item 1.20	6,602	490,402
1.22	**Cash at end of quarter** Note (A)	**$10,399,352**	**$10,399,352**

Note: (A) includes restricted cash of $156,000. See item 5.4.
(B) The exchange rate for conversion of C$ to A$ at 30 June 2002 was 0.8550, which results in a cash balance of approximately A$12,163,000

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $C
1.23	Aggregate amount of payments to the parties included in item 1.2	239,683
1.24	Aggregate amount of loans to the parties included in item 1.10	Nil

1.25 Explanation necessary for an understanding of the transactions

Payments to Directors and associates of the Directors are for directors fees, for management and consulting fees and for the provision of staff in Australia. The provision of staff in Australia is charged at cost. The Company pays fees for legal services to a firm in which a Director is a partner; such payments are included in 1.23 above. In addition the Company re-imburses expense incurred on Company business.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position

		Amount available $C'000	Amount used $C'000
3.1	Loan facilities	Nil	Nil
3.2	Credit standby arrangements	Nil	Nil

Estimated cash outflows for next quarter

		$C
4.1	Exploration and evaluation	200,000
4.2	Development	Nil
	Total	

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $C	Previous quarter $C
5.1	Cash on hand and at bank	485,957	701,974
5.2	Deposits at call	9,757,395	10,132,117
5.3	Bank overdraft	Nil	Nil
5.4	Other (provide details)	156,000	156,000
	Total: *cash at end of quarter* (item 1.22)	**10,399,352**	**$10,990,091**

5.4 Details: $156,000 represents restricted cash held in US dollars on term deposits as security collateral for a performance bond of US$100,000 provided by the Corporation's Bankers to the Government of Burundi

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	N/A	N/A	N/A	N/A
6.2	Interests in mining tenements acquired or increased	N/A	N/A	N/A	N/A

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Number issued	Number quoted	Par value (cents)	Paid-up value(cents)
7.1	**Preference +securities** *(description)*	N/A	–	–	–
7.2	Issued during quarter	N/A	–	–	–
7.3	**+Ordinary securities**	95,969,105	92,304,013	N/A	N/A
7.4	Issued during quarter	N/A	–	–	N/A
7.5	**+Convertible debt securities** *(description and conversion factor)*	N/A	–	–	–
7.6	Issued during quarter	N/A	–	N/A	–
				Exercise Price	*Expiry Date*
7.7	**Options** *(description and conversion factor)*			See Appendix I	

7.8	Issued during quarter	4,175,000	Nil	See Appendix I	
7.9	Exercised during quarter	Nil	Nil		
7.10	Expired/cancelled during quarter	500,000 Nil	Nil		
7.11	**Debentures** *(totals only)*	Nil	Nil	Nil	Nil
7.12	**Unsecured notes** *(totals only)*	Nil	Nil		

Compliance Statement

1 This statement has been prepared under accounting policies which comply with accounting standards in Canada except that exploration and evaluation expenses which are treated as investing activities under Canadian GAAP have been deducted in determining net operating cash flows and restricted cash is included in cash balances at the quarter end.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: ______________________________ Date: July 26, 2002
(Director/Company secretary)

Print name: Cecil R. Bond

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (Items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

4 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

Argosy Minerals Inc
Additional Information
APPENDIX I

Item 7.7 – Options

Granted / Exercised	Expiry Date	Exercise Price ($)	Number of Options	Balance Outstanding at Jun. 30, 2002
Granted October 27, 1998	May 1, 2002	A0.60	525,000	
Cancelled 2000			(375,000)	
Expired 2002			(150,000)	-
Granted October 27, 1998	Nov 1, 2002	A0.90	600,000	
Cancelled 1999			(300,000)	
Cancelled 2000			(150,000)	150,000
Granted October 27, 1998	May 1, 2003	A1.20	600,000	
Cancelled 1999			(450,000)	150,000
Granted November 3, 1998	May 3, 2002	A0.60	350,000	
Expired 2002			(350,000)	-
Granted November 3, 1998	Nov 3, 2002	A0.90	475,000	
Cancelled 2002			200,000	275,000
Granted November 3, 1998	May 3, 2003	A1.20	550,000	
Cancelled 2002			200,000	350,000
Granted August 10, 1999	Aug 5, 2002	A0.30	300,000	300,000
Granted August 10, 1999	Feb 5, 2003	A0.60	300,000	300,000
Granted August 10, 1999	Aug 5, 2003	A0.90	150,000	150,000
Granted August 10, 1999	Feb 5, 2004	A1.20	150,000	150,000
Granted May 30, 2000	May 30, 2003	A0.30	80,000	
Cancelled 2000			(15,000)	65,000
Granted May 30, 2000	Nov 29, 2003	A0.60	50,000	50,000
Granted June 20, 2002	May 24, 2006	A0.35	4,175,000	4,175,000
Balance outstanding June 30, 2002				6,115,000

BC Form 51-901F

QUARTERLY REPORT

Incorporated as part of: X **Interim Financial Statements**
________ **Schedules B & C**

Issuer Details:

Name Of Issuer:	Argosy Minerals Inc
Issuer's Address:	Suite 582, 885 Dunsmuir Street Vancouver, B.C. Canada V6C 1N5
Issuer's Contact Information:	Tel. 604-689-5529 Fax. 604-689-5079 Email info@argosyminerals.com Web www.argosyminerals.com
Contact Person:	Cecil R. Bond
Contact's Position:	Chief Financial Officer
For Quarter Ended:	June 30, 2002
Date Of Report:	August 30, 2002

Certificate

The schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of the Interim Financial Statements and Schedule B (Supplementary Information) and Schedule C (Management Discussion).

Louis G. Montpellier, Director	2002-08-30 **Date Signed (YYYY/MM/DD)**
Cecil R. Bond, Director	2002-08-30 **Date Signed (YYYY/MM/DD)**

ARGOSY MINERALS INC
(An Exploration Stage Corporation)

CONSOLIDATED BALANCE SHEETS
(Unaudited - Prepared by Management)
As at June 30, 2002 and December 31, 2001
Assets

	June 30, 2002	Dec. 31, 2001
Current Assets:		
Cash and cash equivalents	$ 10,243,352	$ 11,097,233
Accounts receivable and prepaid expenses	202,970	26,312
	10,446,322	11,123,545
Restricted Cash	156,000	156,000
Mineral Properties and Deferred Costs	10,726,790	10,612,745
Capital Assets	48,193	9,387
	$ 21,377,305	$ 21,901,677

Liabilities and Shareholders' Equity

	June 30, 2002	Dec. 31, 2001
Current Liabilities		
Accounts payable and accrued liabilities	$ 172,132	$ 519,027
Shareholders' Equity		
Capital stock (Authorised: unlimited - Issued: 95,969,105)	44,075,384	44,075,384
Deficit	(22,870,211)	(22,692,734)
	21,205,173	21,382,650
	$ 21,377,305	$ 21,901,677

ARGOSY MINERALS INC
(An Exploration Stage Corporation)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - Prepared by Management)
For the Three Months ended June 30, 2002 and 2001
and the Six Months ended June 30, 2002 and 2001

	Three Months ended June 30		Six Months ended June 30	
	2002	2001	2002	2001
Income:				
Interest revenue and other	$ 116,800	$ 10,472	$ 191,585	$ 27,607
Expenses:				
Accounting and audit	30,957	47,340	46,353	62,229
Bank charges	2,561	856	4,125	1,634
Capital taxes	832	6,777	832	6,777
Depreciation	1,965	10,096	5,332	13,744
Directors' fees	4,528	-	4,528	-
Foreign exchange (gains)/losses	(63,421)	1,206	(538,372)	6,139
Insurance	13,650	14,737	26,650	33,348
Legal	29,787	51,415	50,776	60,755
Management and consulting fees	83,374	64,940	160,717	129,731
Office	8,654	11,114	13,445	25,235
Project assessment	51,637	5,105	96,692	6,563
Rent	15,625	24,343	34,691	55,628
Salaries and benefits	114,955	42,760	206,813	86,590
Shareholder communications	60,014	37,128	74,435	37,128
Telecommunications	5,860	7,316	10,618	9,374
Transfer agent and stock exchange	14,993	13,439	23,484	23,392
Travel	75,622	37,268	147,943	105,591
	$ 451,593	$ 375,840	$ 369,062	$ 663,858
Loss for the period	$ (334,793)	$ (365,368)	$ (177,477)	$ (636,251)
Deficit, beginning of period	$ **(22,535,418)**	$ **(13,775,605)**	$ **(22,692,734)**	$ **(13,504,722)**
Deficit, end of period	$ **(22,870,211)**	$ **(14,140,973)**	$ **(22,870,211)**	$ **(14,140,973)**
Basic & Diluted Loss per Common Share	$0.004	$0.004	$0.002	$0.007
Weighted Average Number of Common Shares Outstanding	95,969,105	95,819,105	95,969,105	95,819,105

ARGOSY MINERALS INC
(An Exploration Stage Corporation)

CONSOLIDATED CASH FLOW STATEMENTS
(Unaudited - Prepared by Management)
For the Three Months ended June 30, 2002 and 2001
and the Six Months ended June 30, 2002 and 2001

	Three Months Ended June 30		Six months ended June 30	
Cash Provided From (Used For):	2002	2001	2002	2001
Operating Activities				
Loss for the period	$ (334,793)	$ (365,368)	$ (177,477)	$ (636,251)
Adjustments for				
Depreciation	1,965	10,096	5,332	13,744
Foreign exchange loss/(gain)	(6,602)	(284)	(490,902)	1,470
	(339,430)	(355,556)	(663,047)	(621,037)
Changes in Non-cash working capital				
(Increase)/decrease in accounts receivable & prepaid expenses	(103,653)	16,025	(176,658)	(22,737)
Increase/(decrease) in accounts payable & accrued liabilities	(107,332)	(46,968)	(346,895)	25,188
Cash Flows from Operating Activities	(550,415)	(386,499)	(1,186,600)	(618,586)
Investing Activities				
Purchase of capital assets	(3,258)	-	(44,138)	-
Mineral properties and deferred costs	(43,668)	(299,181)	(114,045)	(629,337)
Cash Flows from Investing Activities	(46,926)	(299,181)	(158,183)	(629,337)
Foreign Exchange (Loss)/Gain on Cash Held in Foreign Currency	6,602	284	490,902	(1,470)
Decrease in Cash & Cash Equivalents	(590,739)	(685,396)	(853,881)	(1,249,393)
Cash & Cash Equivalents at Beginning of Period	10,834,091	1,437,840	11,097,233	2,001,837
Cash & Cash Equivalents at End of Period	$ 10,243,352	$ 752,444	$ 10,243,352	$ 752,444

ARGOSY MINERALS INC
(An Exploration Stage Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Prepared by Management
For the Three Months ended June 30, 2002 and 2001

1. These consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the company dated December 31, 2001 and should be read in conjunction with those statements.

2. As of June 30, 2002, the Corporation had capitalised the following amounts as mineral properties and deferred costs, by project:

	Mineral Properties	Deferred Costs	Total
New Caledonian Nickel Project - Nakety			
Total, December 31, 2001	$ 2,488,963	$ -	$ 2,488,963
Project Management & Consulting	-	50,641	50,641
Total, June 30, 2002	$ 2,488,963	$ 50,641	$ 2,539,604
Burundi Nickel Project - Musongati			
Total, December 31, 2001	$ 7,190,700	$ 683,082	$ 7,873,782
Core Sampling	-	2,603	2,603
Project Mgmt & Consulting	-	21,355	21,355
Total, June 30, 2002	$ 7,190,700	$ 707,040	$ 7,897,740
Slovak Gold Property - Kremnica			
Total, December 31, 2001	$ 250,000	$ -	$ 250,000
Project Management	-	6,000	6,000
Data Assessment, Salaries & Office	-	33,446	33,446
Total, June 30, 2002	$ 250,000	$ 39,446	$ 289,446
Total	$ 9,929,663	$ 797,127	$ 10,726,790

3. Pursuant to the adoption of CICA Policy 3870, Accounting for Stock-Based Compensation, compensation expense of options granted to employees and directors, using the fair value method, is disclosed as pro-forma information as follows:

   The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Risk-free interest rate	4%
Expected Dividend yield	n/a
Expected Stock price volatility	75%
Option life in years	4

These assumptions result in an estimated fair value of the Corporations' stock options approved by the shareholders at the Corporation's Annual General Meeting and granted June 20, 2002 of C$0.20 per stock option. This translates to a pro-forma compensation expense of C$835,000, which would increase the Corporation's loss per share as indicated below:

		Three months ended June 30, 2002	Six months ended June 30, 2002
Loss for the period	*As reported*	$334,793	$177,477
	Pro forma	$1,169,793	$1,012,470
Basic and diluted Loss per share	*As reported*	$0.004	$0.002
	Pro forma	$0.01	$0.01

Option pricing models such as the Black-Scholes require the input of highly subjective assumptions including expected stock price volatility. Changes in these input assumptions can materially affect the fair value estimate and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Corporation's stock options

BC Form 51-901F

QUARTERLY REPORT

Incorporated as part of:

______	**Interim Financial Statements**
__X__	**Schedules B & C**

Issuer Details:

Name Of Issuer:	Argosy Minerals Inc
Issuer's Address:	Suite 582, 885 Dunsmuir Street Vancouver, B.C. Canada V6C 1N5
Issuer's Contact Information:	Tel. 604-689-5529 Fax. 604-689-5079 Email info@argosyminerals.com Web www.argosyminerals.com
Contact Person:	Cecil R. Bond
Contact's Position:	Chief Financial Officer
For Quarter Ended:	June 30, 2002
Date Of Report:	August 30, 2002

Certificate

The schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of the Interim Financial Statements and Schedule B (Supplementary Information) and Schedule C (Management Discussion).

	2002-08-30
Louis G. Montpellier, Director	**Date Signed (YYYY/MM/DD)**
	2002-08-30
Cecil R. Bond, Director	**Date Signed (YYYY/MM/DD)**

ARGOSY MINERALS INC
(the "Corporation")

Schedule B
Supplementary Information
First Quarter Ended June 30, 2002

1. **Analysis of Expenses and Deferred Costs**

Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales or general and administrative expenses set out in Schedule "A", attached. Aggregate amount of deferred expenditures for the 3 months ended June 30, 2002 - see Note 3 to the Consolidated Financial statements:

For the three months ended June 30, 2002:

Balance as at March 31, 2002	$	10,683,122
Project management/geological/accounting/legal consulting	$	27,764
Site office salaries and administration costs	$	15,904
Balance as at June 30, 2002	$	10,726,790

2. **Related Party Transactions**

Expenditures made to parties not at arm's length from the issuer totalling $239,683 comprise the following:

Non-executive Director's fees	$	12,500
Management fees – expensed	$	91,349
Provision of staff – expensed	$	98,865
– included in deferred expenditures	$	21,355
Legal services	$	15,614
	$	239,683

Expenditures to related parties consist of fees for management and consulting services and the provision of office facilities and staff in Australia, charged at cost and paid to entities controlled by directors of the Corporation and fees paid for legal services to a firm in which a director is a partner.

3. **Summary of Securities Issued and Options Granted During the Period**

a. Summary of securities issued during period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.), number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid:

Nil

3.b Summary of options granted, including name of optionee, number, date, exercise price and expiry date:

Optionee	Number	Date	Exercise Price	Expiry Date
Peter H. Lloyd	1,000,000	June 20, 2002	A$0.35	May 24, 2006

Cecil R. Bond	1,000,000	June 20, 2002	A$0.35	May 24, 2006
David A. Henstridge	350,000	June 20, 2002	A$0.35	May 24, 2006
Louis G. Montpellier	500,000	June 20, 2002	A$0.35	May 24, 2006
David A. Russell	600,000	June 20, 2002	A$0.35	May 24, 2006
Harry G. Windsor	600,000	June 20, 2002	A$0.35	May 24, 2006
George Katchan	125,000	June 20, 2002	A$0.35	May 24, 2006

4. **Summary of Securities at the end of the Period**

a. Particulars of authorized capital:

Unlimited common shares without par value.

4.b Particulars of issued share capital at June 30, 2002

	Number	Amount
Common Shares	95,969,105	$44,075,384

4.c Summary of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price, expiry date and any recorded value as at June 30, 2002:

Granted / Exercised	Expiry Date	Exercise Price ($)	Number of Options	Balance Outstanding at Jun. 30, 2002
Granted October 27, 1998	May 1, 2002	A0.60	525,000	
Cancelled 2000			(375,000)	
Expired 2002			(150,000)	-
Granted October 27, 1998	Nov 1, 2002	A0.90	600,000	
Cancelled 1999			(300,000)	
Cancelled 2000			(150,000)	150,000
Granted October 27, 1998	May 1, 2003	A1.20	600,000	
Cancelled 1999			(450,000)	150,000
Granted November 3, 1998	May 3, 2002	A0.60	350,000	
Expired 2002			(350,000)	-
Granted November 3, 1998	Nov 3, 2002	A0.90	475,000	
Cancelled 2002			200,000	275,000
Granted November 3, 1998	May 3, 2003	A1.20	550,000	
Cancelled 2002			200,000	350,000
Granted August 10, 1999	Aug 5, 2002	A0.30	300,000	300,000
Granted August 10, 1999	Feb 5, 2003	A0.60	300,000	300,000
Granted August 10, 1999	Aug 5, 2003	A0.90	150,000	150,000
Granted August 10, 1999	Feb 5, 2004	A1.20	150,000	150,000
Granted May 30, 2000	May 30, 2003	A0.30	80,000	
Cancelled 2000			(15,000)	65,000
Granted May 30, 2000	Nov 29, 2003	A0.60	50,000	50,000
Granted June 20, 2002	May 24, 2006	A0.35	4,175,000	4,175,000
Balance outstanding June 30, 2002				6,115,000

4.d Total number of shares in escrow or subject to a pooling agreement:

At June 30, 2002 there were 3,665,092 shares held in escrow. These shares are eligible for release as follows:

March 8, 2003	1,221,695
March 8, 2004	1,221,695
March 8, 2005	1,221,702

5. **List of Directors and Officers at Signature and Filing Date**

Louis G. Montpellier	
Cecil R. Bond	Corporate Secretary and C.F.O.
Peter H. Lloyd	C.E.O.
David A. Henstridge	Non-executive Chairman

ARGOSY MINERALS INC
(the "Corporation")

Schedule C
Management Discussion and Analysis
Second Quarter Ended June 30, 2002

DESCRIPTION OF BUSINESS

The Corporation is involved in the exploration and development of mineral resources. During the quarter the Corporation was involved in studies for the development of nickel/cobalt processing facilities, namely the New Caledonian Nickel Project (based on the Nakety and Bogota concessions) in New Caledonia, and the Musongati Nickel Project in Burundi. A gold exploration project in the Slovak Republic, namely the Kremnica Gold Project, continues to be assessed. In addition, the Corporation continued to assess new project opportunities and to date has examined possible participation in gold, silver, platinum group metals and diamonds. The Corporation will continue to seek suitable opportunities in which to invest.

The focus of the New Caledonian Nickel Project was to continue the transition whereby joint venture partner Norilsk Nickel, pursuant to the Tripartite Agreement between the Corporation, Norilsk and SMT, was to take over the management of the bankable feasibility study. Subsequent to June 30, 2002 Norilsk gave notice of termination of the Tripartite Agreement – see Subsequent Events, below. On March 28, 2002 the Corporation withdrew its notice of force majeure on the Musongati Nickel Project. During the quarter representatives of the Corporation met with government and various other organizations in Burundi to assess the business and political climate. In addition, a technical review of core from previous drilling programs was conducted, as well as a data search of all records held in the Department of Energy and Mines. A new work program and report of activities has been prepared and submitted to the Department of Energy and Mines. A presentation was made to the Australian Platinum Conference during the quarter, outlining the prospectivity of the Musongati project for its platinum potential in addition to its nickel potential. However, subsequent to June 30, the state of force majeure was re-imposed due to an increase in instability in the country – see Subsequent Events, below. On the Kremnica Gold Project digitization and interpretation of historical exploration data continues. The Corporation continued discussions with third parties with a view to enhancing shareholder value through a restructuring of ownership in the project.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

During the quarter ended June 30, 2002, the Corporation deferred $43,668 of expenditures. Deferred expenditure related to on-going technical studies, as well as continued digitisation work completed on the Kremnica Gold Project and salaries and project management.

Foreign exchange gains of $63,421 resulted from the Corporation holding substantial cash balances in Australian dollars which has appreciated by approximately 0.6% against the Canadian dollar from March 31, 2002 to June 30, 2002. The increase in cash balances of $9,490,908 between June 30, 2001 and June 30, 2002 is due to the reimbursement of US$7.166 million received in October 2001 from Norilsk. Legal expenses decreased by $21,628 for the quarter due to the Corporation assessing the benefits of re-locating the jurisdiction of incorporation and other corporate restructuring initiatives in the quarter ended June 30, 2001. Rent decreased by $8,718 due to a decrease in office space in Canada while salaries and benefits increased by $72,195 due to additional staff being hired in Australia to assist with new project assessment and increased corporate activity and a reduction in the amount of salary expense deferred on the New Caledonia Nickel Project due to Norilsk assuming responsibility for the costs associated with the feasibility study on the project. Travel and project assessment increased by $38,354 and $46,532 respectively as the Corporation assessed new projects following the introduction of Norilsk as a joint venture partner to complete a feasibility study on the New Caledonian Nickel Project. Shareholder communications increased by $22,886 during the quarter compared to the year earlier due to an increase in the number of news releases and additional printing and distribution costs for the most recent Annual Report. Management fees increased due to the setting of management contracts in

Australian dollars and a strengthening of the Australian dollar against the Canadian dollar as well as increases in fee rates.

FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

The Corporation has not raised any significant funds subsequent to the Plan of Arrangement (the "Plan") completed in May 1999, whereby the Corporation acquired Argosy Mining Corp. Funds available upon completion of the Plan continue to be used to advance the Corporation's projects.

LIQUIDITY AND SOLVENCY

Following the introduction of Norilsk as a joint venture partner to the New Caledonian Nickel Project and the receipt of US$7.166 million, the Corporation has sufficient funds to continue with its planned activities over the next 12 months.

SUBSEQUENT EVENTS

New Caledonian Nickel Project

On August 2, 2002, Norilsk gave notice of termination of its involvement in the New Caledonian Nickel Project, effectively bringing the project to an end. The Corporation will write off its remaining investment of $2,539,604 in the New Caledonian Nickel Project in its next quarter ending September 30, 2002.

Musongati Nickel Project

The corporation's subsidiary, Andover Resources NL, re-imposed its declaration of force majeure on July 30, 2002 due to an upsurge in violence within Burundi. The increased level of instability is believed to be related to increased rebel activity ahead of ceasefire negotiations which are underway in Tanzania. The Corporation will continue to monitor the situation with a view to fully resuming activities once the security situation improves. In the interim, the Corporation has advised the new Minister of Mines that Argosy may, at its discretion, continue to conduct work in Bujumbura, where much of the core from previous drilling is stored. There is sufficient data that can be collected from the existing cores by re-logging and sampling. In addition, bulk samples have been taken from laterite cores for metallurgical testwork.

ARGOSY

MINERALS INC

ARBN 073 391 189

NEWS RELEASE No. [illegible]

August 1, 2002 **ASX Symbol: - AGY**

New Caledonian Nickel Project Update

The New Caledonian Nickel Project is the subject of a Tripartite agreement between Argosy's subsidiary Balzan Investments, NN Invest Holding SA a wholly owned subsidiary of the group Norilsk Mining Company and SMT, whereby Norilsk refunded US$7 million of Argosy's sunk costs and was then granted the right to complete a bankable feasibility study to earn a 45% interest in the Project.

The 2001 Annual Report of Norilsk details its Board's approval for participating in the Project as well as the key strategic direction of geographically diversifying its investments. The Report indicates that a total of US$24 million has been allocated towards realization of the first stage of the New Caledonian Nickel Project, Norilsk's first investment outside of Russia. This implies a total of US$17 million being made available for the feasibility studies, which tallies closely with Argosy's original estimates for such a study.

Under the Tripartite agreement, signed in October 2001, Norilsk agreed to complete the feasibility study by December 31, 2003. Subsequently, progress on the bankable feasibility study by Norilsk has been slow and in Argosy's opinion is now behind schedule.

ON BEHALF OF THE BOARD

Peter H Lloyd
Chief Executive Officer

For further information contact:

Peter H Lloyd, CEO
Argosy Minerals Inc.
Level 1, Suite 3, Parkview
23 Richardson Street
South Perth, WA 6151 Australia
Telephone: 61-8-9474-4178
Email: info@argosyminerals.com

Cecil R. Bond, Financial Director
Argosy Minerals Inc.
Vancouver, British Columbia, Canada
Telephone: 1-604-689-5529
Email: argosy@intergate.ca

Visit our website: www.argosyminerals.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Argosy Minerals Inc
ABN	073 391 189

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David A. Henstridge
Date of last notice	June 25, 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	August 5, 2002
No. of securities held prior to change	650,000
Class	options
Number acquired	
Number disposed	150,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Exercise price $0.30
No. of securities held after change	500,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Expiry of options unexercised

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

ARGOSY
MINERALS INC
(ACN 073 391 189)

EUROGOLD
LIMITED
(ACN 009 070 384)

9 September 2002

The Manager
Company Announcements Office
Australian Stock Exchange
SYDNEY NSW 2000

By Fax: 1300 300 021
Pages: (4)

JOINT ANNOUNCEMENT
ARGOSY MINERALS INC. ("Argosy") – AGY
and
EUROGOLD LIMITED ("Eurogold") EUG

Argosy and Eurogold are pleased to announce an Agreement concerning the ownership of the Kremnica Gold Project located in the Slovak Republic. Under the terms of the Agreement it is proposed that Argosy shall acquire a 25% stake in Eurogold's Romanian subsidiary Explorer SA, as well as appoint a representative to Explorer's Board, in exchange for Explorer acquiring 100% of the Kremnica project. Argosy and Eurogold believe there are many benefits in bringing these two sets of Carpathian gold assets together under one corporate umbrella.

A condition subsequent of the Agreement is that Explorer must complete a joint venture agreement with the State Mining Company of the Ukraine (Ukrainian Polymetals), concerning a $360km^2$ exploration licence in the Carpathian gold belt of SSW Ukraine. This under-explored region is host to a number of documented precious metal deposits and is situated some 60 kilometres from the Romanian border.

BACKGROUND

A recent surge in exploration activity led by major western gold mining companies into Central and Eastern Europe reflects the region's geological potential. There is a significant correlation between the location of world class gold deposits along the Pacific Rim and gold deposits found in Central and Eastern Europe. These occur along an arc extending from Turkey and Greece up through Bulgaria, Romania, Ukraine and Slovakia which forms the Carpathian Mountains. The arc is a major tectonic plate boundary along which mineralised deposits are found, see Appendix 1.

This arc displays similar characteristics to the volcanically active "Ring of Fire" along the Pacific Rim, around which massive gold deposits occur in epithermal systems, such as at Lihir in Papua New Guinea. The epithermal zones in Central and Eastern Europe have resulted in world class gold deposits in the Carpathian Mountains. The Carpathians are a classic fold and thrust belt of Alpine orogeny which can host epithermal gold systems, which can be shallow and amenable to open pit mining.

The region's advantages include a stable political base and a positive economic outlook with proximity to the European Union. This transaction presents Argosy with an opportunity to incorporate its existing gold project into a new vehicle, which has as its focus Central and Eastern European gold projects.

EXPLORER SA

- Explorer, incorporated in 1997, employs (directly and indirectly) 38 people in the pursuit of gold and silver deposits in the Carpathian Mountains. Its 5 senior Romanian geologists have collectively 150 years experience in the Carpathian Belt, historically Europe's main gold producing region.

- Explorer has acquired properties in Romania within which a significant amount of preliminary exploration has already been completed thereby increasing the opportunity for success and fast-tracking development.

- The Romanian State Exploration Company (Remin S.A.) previously completed over 15 years of reconnaissance and detailed exploration within the three Explorer licences that cover an area of $75km^2$. Explorer has developed a regional exploration strategy to both rapidly delineate short-term resources and identify longer-term bulk tonnage mineralisation.

- An example of the former is the "Bixad" discovery which consists of two mineralised fault zones with a combined strike length of 3000 metres, together with two breccia ore bodies. The mineralisation continues across the border into the Ukraine. Drilling on the fault zones has so far delineated an inferred resource of 320,000 tonnes at 4.5 g/t Au and 10.3 g/t Ag. Drilling of the breccia bodies is scheduled to commence in the forthcoming quarter.

- An example of the latter is the "Salvador" prospect which lies on a steep NW slope and shows evidence of significant historical mining over an area of approximately 6 ha. The historical mining area is estimated to be at least 100 years old and there is no evidence of any modern exploration.

- Explorer has signed a Provisional Toll Treatment Agreement with Transgold S.A., which is 50% owned by Eurogold, to treat Explorer's future ore production in Romania thereby substantially reducing the capital required to bring any resources into production. The Transgold gold plant was completed in 1999 at a cost of US$28m, has milling capacity of 2.5m tonnes per annum and is debt free.

2/...

KREMNICA PROJECT – SLOVAK REPUBLIC

The Kremnica project comprises an 11.8km^2 mining licence and a 12km^2 exploration licence. The gold deposit is a low sulphidation epithermal system of Tertiary age that displays very similar characteristics to mineralisation located on some of Explorer's Romanian tenements.

Gold mining commenced at Kremnica as early as the 8th Century and is well documented from the year 1328 to 1992, with a production total of 1.5m ozs. of gold and 6.7m ozs. of silver. Both open pit and underground mining methods were used to develop the extensive 5 kilometre long and 2 kilometre wide Kremnica vein system. Argosy drilled 79 diamond core holes, totalling 12,300 metres during a comprehensive work programme in 1996-7. Considerable effort was made to evaluate historical mining and exploration data to increase the precision of the resource model.

Metallurgy and Resource Calculations

Metallurgical testwork has been completed by Hazen Research Inc of Canada. on five different ore types in the resource, using both flotation and direct cyanidation techniques, similar to the processes used at Kremnica in the past. These tests confirm that metal recovery is likely to be straightforward, with gold recovery in the 90% range using cyanidation.

Resource calculations were previously performed by independent consultants, Western Services Engineering Ltd ("WSE") in early 1998. The in-situ geological (inferred) resource based on exploration to date is as follows: 1.1 m ozs. Au and 9.0 m ozs. of Ag. At a 0.5g/t Au cut-off grade the inferred resource is 22.3 Mt at a grade of 1.54g/t Au and 12.5g/t Ag. At a 1.0g/t Au cut-off grade the inferred resource is 15.6 Mt at a grade of 1.9g/t Au and 15g/t Ag. The resources comprise three zones: Sturec, Vratislav and Wolf with the Sturec Zone containing 85% of the total gold. Both Eurogold and Argosy believe the resource base may be increased with further drilling.

With this transaction complete, Explorer will have assembled one of the best portfolios of gold exploration tenements in the Carpathian province.

signed by: "P. Lloyd"

P LLOYD
Chief Executive Officer
Argosy Minerals Inc
Ph: (08) 9474-4234
Fax: (08) 9474-4236

signed by: P. Gunzburg

P GUNZBURG
Executive Chairman
Eurogold Limited
Ph: (08) 9481-0572
Fax: (08) 9481-3586

APPENDIX 1

THE CARPATHIAN GOLD BELT


Berlin
Poznan
Warsaw
Brest
POLAND
Łódź
Wroclaw
Kiev
Rivne
UKRAINE
Prague
CZECH REPUBLIC
Brno
Kraków
Lviv
Chernivtsi
SLOVAKIA
Bratislava
Mykolayiv
Chisinău
Iasi
MOLDOVA
Odesa
Vienna
Budapest
Cluj-Napoca
AUSTRIA
HUNGARY
ROMANIA
Ljubljana
Zagreb
SLOVENIA
Bucharest
Constanta
Black Sea
BOSNIA AND HERZEGOVINA
Belgrade
Varna
CROATIA
SAN MARINO
Sarajevo
YUGOSLAVIA
BULGARIA
Sofia
Danube

AREAS IN UKRAINE		AREAS IN ROMANIA		AREAS IN SLOVAKIA	
1	Beregivsky	9	Tarna-Turt	19	Kremnica
2	Vyshkivsky	10	Bixad		
3	Rahisky	11	Ilba		
4	Chyvchynsky	12	Baita-Nistru		
5	Verhoynsky	13	Sasar		
6	Jablunivsky	14	Baia Sprie-Suior		
7	Perechynsky	15	Cavnic		
8	Nyzhnovoritsky	16	Baiut		
		17	Calimani-Gheorghiu-Harghita		
		18	Deva-Rosia Montana		

FORM 27

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)

1. **Reporting Issuer**

   Argosy Minerals Inc
   Suite 582-885Dunsmuir Street
   Vancouver, British Columbia
   V6C 1N5

2. **Date of Material Change**

   August 2, 2002

3. **Press Release**

   Issued August 1, 2002 and distributed through the facilities of the Australian Stock Exchange, Stockwatch and Canadian Corporate News.

4. **Summary of Material Change**

   The Company announced the re-imposition of Force Majeure on the Musongati Nickel Project

5. **Full Description of Material Change**

   A full description of the material change is set out in the attached News Release (06-02).

6. **Reliance on Section 85(1) of The Securities Act (British Columbia)**

   This report is not being filed on a confidential basis.

7. **Omitted Information**

   There are no significant facts required to be disclosed herein which have been omitted.

8. **Director/Senior Officer**

Contact:	Cecil R. Bond, Secretary
Telephone:	(604) 689-5529
Facsimile:	(604) 689-5079

9. Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 2nd day of August, 2002.

ARGOSY MINERALS INC

signed by: "Cecil R. Bond"

Cecil R. Bond
Director and Corporate Secretary

cc: Alberta Securities Commission
via SEDAR

Ontario Securities Commission
via SEDAR

Austring Fendrick Fairman & Parkkari
Mr. Lorne Austring

Gowling Lafleur Henderson LLP
Mr. L. Montpellier

Argosy Minerals Inc
Perth office

Australian Stock Exchange

US Securities and Exchange Commission (Fm 6k)

ARGOSY
MINERALS INC
ARBN 073 391 189

NEWS RELEASE No. 07-02

August 5, 2002 **ASX Symbol: AGY**

Argosy Minerals Inc's wholly owned subsidiary Balzan Investments Ltd has received notice from NN Invest Holding SA that pursuant to the Tripartite Agreement dated 16 October 2001, NN Invest Holdings SA has elected to terminate the Tripartite Agreement as of 1 September 2002 and therefore the project is at an end. Accordingly, Argosy has no further interest in the Nakety/Bogata Project in New Caledonia.

Argosy will concentrate its efforts on progressing its project in Burundi and continue to look for and pursue new opportunities.

As at the end of the last quarter, June 30 2002, Argosy had cash reserves of approximately AS12.2 million and no debt.

Peter H Lloyd
Chief Executive Officer

For further information contact:

Peter H Lloyd, CEO
Argosy Minerals Inc.
Level 1, Suite 3, Parkview
23 Richardson Street
South Perth, WA 6151 Australia
Telephone: 61-8-9474-4178
Email: info@argosyminerals.com

Cecil R. Bond, Financial Director
Argosy Minerals Inc.
Vancouver, British Columbia, Canada
Telephone: 1-604-689-5529
Email: argosy@intergate.ca

Visit our website: www.argosyminerals.com

FORM 27

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)

1. **Reporting Issuer**

   Argosy Minerals Inc
   Suite 582-885Dunsmuir Street
   Vancouver, British Columbia
   V6C 1N5

2. **Date of Material Change**

   August 6, 2002

3. **Press Release**

   Issued August 5, 2002 and distributed through the facilities of the Australian Stock Exchange and Canadian Corporate News.

4. **Summary of Material Change**

   The Company announced the receipt of notice of termination from Norilsk on the New Caledonian Nickel Project

5. **Full Description of Material Change**

   A full description of the material change is set out in the attached News Release (07-02).

6. **Reliance on Section 85(1) of The Securities Act (British Columbia)**

   This report is not being filed on a confidential basis.

7. **Omitted Information**

   There are no significant facts required to be disclosed herein which have been omitted.

8. **Director/Senior Officer**

Contact: Cecil R. Bond, Secretary
Telephone: (604) 689-5529
Facsimile: (604) 689-5079

9. Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 6th day of August, 2002.

ARGOSY MINERALS INC

signed by: "Cecil R. Bond"

Cecil R. Bond
Director and Corporate Secretary

cc: Alberta Securities Commission
via SEDAR

Ontario Securities Commission
via SEDAR

Austring Fendrick Fairman & Parkkari
Mr. Lorne Austring

Gowling Lafleur Henderson LLP
Mr. L. Montpellier

Argosy Minerals Inc
Perth office

Australian Stock Exchange

US Securities and Exchange Commission (Fm 6k)